Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                 March 31, 2006

Jennifer R. Handy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

      Re:   Cereplast, Inc.
            Registration on Form SB-2
            Filed February 14, 2006
            File No. 333-131853

Dear Ms. Handy:

      This firm represents Cereplast, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 1 to its Form SB-2. Below, please find our responses to your March 7, 2006 comment letter:

General

1. Please provide an explanation whether Cumorah Capital, Inc. or Cumorah or any of its affiliates is an affiliate of Cereplast, Inc. or Cereplast.

      Response

      Neither Cumorah Capital, Inc. ("CCI") or any of its affiliates is an affiliate of the Company.

2. Please explain how Cumorah and Cereplast decided upon the $10 million amount of the periodic equity investment agreement. Please state your belief whether Cumorah will provide Cereplast the total dollar amount available under the periodic equity investment agreement. Please provide us all press releases, transcripts, and other communications directed to the market on the periodic equity investment agreement with an explanation of how you have represented the potential proceeds under the periodic equity investment agreement and other transactions to the market.

      Response

      The $10 million amount was negotiated between the Company and CCI. The Company sought this amount as it believes that it $10 million will satisfy its capital needs for the approximately two years.

      As both market and business conditions may fluctuate in the near future, the Company does not believe it is appropriate to state whether it expects to utilize the entire $10 million.

      The Company has not released any press releases, transcripts and other communications directed to the market on the Periodic Equity Investment Agreement (the "PEIA").

3. We note the disclosure in section 10(e) of exhibit 4.5. Please provide appropriate disclosure of the placement agent used for the equity line arrangement, including its identity, activities, and compensation.

      Response

      The reference to a placement agent in the Registration Rights Agreement was an error. The Company and CCI have entered into an amendment to correct such error.

4. We note section 7.2(d) of the periodic equity investment agreement and that Cumorah does not have to acquire and pay for shares if Cereplast does not fulfill this provision. Please tell us who determines whether Cereplast has complied with all covenants, agreements, and conditions and what standard will be used.

      Note that we consider agreements that give investors the right to acquire additional securities to provide the investors with an investment decision, suggesting that the investors are not irrevocably bound. In view of the provision noted above, tell us why you believe that the equity line transaction is consistent with our position under "Equity Line Financings" in "Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.

      Response

      The items referenced in Section 7.2(d) of the PEIA are quantifiable and are not subject to discretion. For example, if the Company fails to register it shares under the Securities Act of 1933,as amended, or if the trading of its common stock is suspended, then the Company may not submit an advance. These provisions are not subjective and, therefore, the investor does not have control over the satisfaction of the conditions or the discretion with respect to whether an advance may be made.

Prospectus' Outside Front Cover Page

5. Please disclose in the second paragraph that the 10% discount that Cumorah will pay represents an underwriting discount.

      Response

      We have revised the second paragraph as expected.

6. Please disclose the amount of the lowest volume closing bid price of Cereplast's common stock for the most recent five day trading period.

      Response

      We have disclosed the amount of the lowest closing bid price for the five days immediately preceding March 20, 2006.

Summary Periodic Equity Investment Agreements page - 3

7. Please disclose here and on page 35 that Cumorah will be irrevocably bound to purchase shares when you request an advance.

      Response

      We have revised both locations to state that Cumorah is irrevocably bound to purchase shares.

8. Disclosure in this subsection's second paragraph that Cumorah is purchasing shares under the periodic equity investment agreement with an intent to sell or distribute its shares to the public is inconsistent with disclosure in section 3.4 of exhibit 4.4 that Cumorah is purchasing the securities for its own account, for investment, and without any view to the distribution, assignment, or resale to others. Please advise or revise to reconcile the disclosures.

      Response

      We acknowledge your comment however we do not believe the two statements are inconsistent. Section 3.4 provides that the securities are being purchased for investment purposes, which is qualified in the last sentence with the statement that such securities may be sold if they are "registered under the Federal and applicable state securities laws."

9. Confirm that Cumorah has no other convertible or exercisable instruments tied to the market price of the common stock of Cereplast, Inc. or Cereplast. We note the disclosure in section 4.3 of exhibit 4.4.

      Response

      The Company has confirmed that CCI does not have other convertible or exercisable instruments tied to the market price of the common stock of the Company.

10 Disclosure in this subsection's second paragraph indicates that Cereplast issued to Cumorah five million shares of common stock upon the periodic equity investment agreement's execution. Explain the issuance's purpose. If the issuance represents a placement fee, so indicate. Also disclose the value of the five million shares issued to Cumorah.

      Response

      The issuance of the shares upon execution were a negotiated term between the Company and CCI. In order to enter into the PEIA and agree to fund the Company $10,000,000, CCI required that the shares be issued. The issuance does not represent a placement fee but it is an additional cost of the PEIA. We have disclosed the value of the shares issued to CCI.

11. Please explain how Cumorah will be able to sell shares before its receipt of those shares if the number of shares is not determined until the fifth trading day after a request of advance.

      Response

      Upon execution of the PEIA, CCI received 5,000,000 shares of common stock. As a result, the statement that CCI may sell shares upon receipt of an advance notice is a reference to shares in CCI's possession and not a reference to shares to be delivered pursuant to the applicable advance notice.

Risk Factors, page 5

12. Please discuss also in the eighteenth risk factor the ownership cap and how it many limit Cereplast's access to funds under the equity line.

      Response

      As requested, we have revised the eighteenth risk factor.

Use of Proceeds, page 11

13. In view of the fluctuating purchase price under the equity line arrangement and the current market price of Cereplast's common stock, please provide a table illustrating the maximum amount of net proceeds that you could raise based on a range of market prices, including the most current market price, if you sold all shares issuable under the periodic equity investment agreement.

      Response

      We do not believe that the requested change is necessary as we do not believe the information is pertinent. At current market prices, the Company may request a maximum advance in the amount of $250,000, which would require that the Company issue approximately 360,750 shares of common stock. There are no restrictions on the Company issuing these shares as it currently has approximately 199,483,262 shares of common stock outstanding and the 4.99% limitation would only restrict the Company from issuing shares in excess of approximately 10,500,000 shares. As the risk stated in your comment is not material, we do not believe the disclosure is required.

Plan of Distribution. page 31

14. Cumorah as an equity line investor is an underwriter. Thus, revise the language "deemed to be" an underwriter in this section's fourth paragraph to make clear that Cumorah is an underwriter.

      Response

      We have revised the fourth paragraph as requested.

15. Rule 144 under the Securities Act is a safe harbor from underwriter status. Since Cumorah as an equity line investor is an underwriter, Cumorah may not use Rule 144 to resell the securities. Thus, revise this section's second paragraph to make clear that Cumorah may not use Rule 144 to resell the securities.

      Response

      We have revised the second paragraph as requested.

Selling Stockholders - page 33

16. Expand the disclosure to state that Cereplast will file prospectus supplements:

            o To reflect changes in Cumorah's selling stockholder information, including sale of material amounts of securities.

            o When Cereplast exercises its right to sell under the periodic equity investment agreement with Cumorah.

      Response

      We have revised the disclosure as requested.

17. Expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders.

      Response

      The Madison Trust and Mr. Christopher Stappas did not receive any fees in connection with their acquisition of the Company's stock. Further, the terms of the PEIA have been disclosed in this section.

18. Describe briefly how The Madison Trust and Mr. Christopher Stappas acquired the securities being offered for resale.

      Response

      The Madison Trust and Mr. Christopher Stappas purchased their securities in a private transaction with a third party shareholder.

19. Confirm that neither The Madison Trust nor Mr. Christopher Stappas is a broker-dealer or a broker-dealer's affiliate. If The Madison Trust or Mr. Christopher Stappas is a broker-dealer, tell us whether they acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Cereplast must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

      Response

      Neither The Madison Trust nor Mr. Christopher Stappas are a broker-dealer or a broker-dealer's affiliate.

20. If The Madison Trust or Mr. Christopher Stappas is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

            o Purchased in the ordinary course of business the securities being resold.

            o Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

      If Cereplast is unable to make the representations noted above in the prospectus, Cereplast must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the settling stockholder is an affiliate of an underwriter that cannot make these representations.

      Response

      The Madison Trust and Mr. Christopher Stappas are not affiliates of broker-dealers.

21. For The Madison Trust and Mr. Christopher Stappas, consider adding disclosure that the term selling stockholders includes them and their transferees, pledgees, donees or their successors.

      Response

      We have revised the registration statement as requested.

22. Disclose that Cereplast will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

      Response

      We have revised the prospectus accordingly.

Periodic Equity Investment Agreement. page 35

23. Please discuss the alternative financing methods that you considered before deciding to enter into an equity line of credit arrangement with Cumorah and why you decided ultimately to enter into this facility with Cumorah.

      Response

      The Company considered alternative financing methods, including a private placement of shares to accredited investors and a private placement of convertible debentures to private funds. The Company elected to proceed with the equity line credit facility as the terms offered by Cumorah, including the extent of the discount that it would purchase its shares and, in turn, the dilution to the Company's shareholders, were more favorable for the Company as compared to the other financings.

24. Please disclose the material terms of the escrow agreement, including the mechanics of the escrow.

      Response

      The reference to the escrow agreement is an error. The Company and CCI have entered into an amendment to the registration rights agreement to remove such error

25. Please disclose in the last bullet point on page 36 the number of shares that Cumorah would have to own to reach this threshold.

      Response

      We have revised the last bullet point as requested.

Exhibit 4.4

26.. As noted above, Cumorah as an equity line investor is an underwriter and may not use Rule 144 to resell the securities. Further, our position is that Cumorah as an equity line investor may not transfer or assign the securities. Based on the disclosures under (ii) and (iii) in section 1.23, confirm and provide disclosure that Cumorah as an equity line investor understands that it may not use Rule 144 to resell the securities and may not transfer or assign the securities. We note the disclosures in sections 3.4, 6.4, and 10.1.

      Response

      We have revised the disclosure as requested.

Exhibit 4.5

27. Refer to section 10(e). File the escrow agreement as an exhibit to the registration statement.

      Response

      The reference to the escrow agreement is an error. The Company and CCI have entered into an amendment to the registration rights agreement to remove such error.

Exhibit 5.1

28. Except for the five million shares issued upon the periodic equity investment agreement's execution, Cereplast has not issued shares under the periodic equity investment agreement. Thus, revise the third paragraph to reflect that fact.

      Response

      We have revised our opinion as requested.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                    Sincerely,

                                    /s/Stephen Fleming

                                    Stephen Fleming